UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 11-K

_________________

☑ ANNUAL REPORT PURSUANT TO SECTION 15( d ) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

◻ TRANSITION REPORT PURSUANT TO SECTION 15( d ) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

Commission File Number 1-11588

Saga Communications, Inc. Employees’ 401(k) Savings and Investment Plan
(Full title of plan)

SAGA COMMUNICATIONS, INC.

(Name of issuer of the securities held pursuant to plan)

73 Kercheval Avenue

Grosse Pointe Farms, Michigan 48236

(Full address of its principal executive office)

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Table of Contents

Financial Statements and Supplemental Schedule

Years ended December 31, 2021 and 2020

Page

Report of Independent Registered Public Accounting Firm	3

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits – December 31, 2021 and 2020	4
Statements of Changes in Net Assets Available for Benefits – Years ended December 31, 2021 and 2020	5
Notes to Financial Statements	6

SUPPLEMENTAL SCHEDULE:
Schedule H line 4(i) - Schedule of Assets (Held at End of Year)	13

Other Information:
Exhibit Index	14
Signatures	15
Consent of Independent Registered Public Accounting Firm	16

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Saga Communications, Inc. Employees’ 401(k) Savings and Investment Plan (the “Plan”) as of December 31, 2021 and 2020, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and supplemental schedule (collectively referred to as “the financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ UHY LLP
We have served as the Company’s auditor since 2016.
Sterling Heights, Michigan
June 29, 2022

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Statements of Net Assets Available for Benefits

	December 31,
	2021	2020
Assets

Investments, at fair value	$41,151,954	$38,857,514
Investments, at contract value	7,959,562	7,707,054

Receivables:
Employer contributions	248,820	221,488
Notes receivable from participants	336,424	342,974
Dividends receivable	72,481	—
Total receivables	657,725	564,462
Total Assets	49,769,241	47,129,030

Liabilities
Corrective distributions payable	—	8,244
Total Liabilities	—	8,244

Net assets available for benefits	$49,769,241	$47,120,786

See accompanying notes.

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Statements of Changes in Net Assets Available for Benefits

	Years ended December 31,
	2021	2020
Additions to net assets attributed to
Investment income:
Interest, dividends and capital gains	$2,903,120	$1,129,025
Net realized and unrealized appreciation in fair value of investments	2,015,161	4,538,194
Interest income on notes receivable from participants	16,923	23,128
Participant contributions	1,913,801	1,986,585
Employer contributions	248,820	221,488
Total additions	7,097,825	7,898,420

Deductions from net assets attributed to
Benefit payments	4,449,370	5,878,992
Corrective distributions	—	8,244
Total deductions	4,449,370	5,887,236

Net increase in net assets	2,648,455	2,011,184
Net assets available for benefits:
Beginning of year	47,120,786	45,109,602
End of year	$49,769,241	$47,120,786

See accompanying notes.

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Notes to Financial Statements

Years ended December 31, 2021 and 2020

1. Description of Plan

The following description of Saga Communications, Inc. Employees’ 401(k) Savings and Investment Plan (the “Plan”) provides only general information. Saga Communications, Inc. (the “Company”) is the plan sponsor. Participants should refer to the summary plan description for more complete information.

General

The Plan is a defined contribution plan which includes, as participants, all employees who have completed 90 days of employment, reached the age of twenty-one, and have been credited with 250 hours of service within the first 90-day period of employment or 1,000 hours of service during a 12-month period. The Plan is administered by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The plan was amended June 24, 2021 to update the default investment selection to the Prudential GoalMaker asset allocation program that bases participants’ default allocation on age.  This default investment is made in accordance with specific results under which the fiduciaries of the Plan, including the Employer, the Trustee and the Plan Administrator, will be relieved of any legal liability for any losses resulting from the default investments.  This amendment did not have an impact on the Plan’s financial statements.

Contributions

Contributions to participants’ accounts are effected through voluntary payroll deductions. Participants may contribute 1% - 50% of their compensation. Annual contributions for each participant are subject to the participation and discrimination standards of Internal Revenue Code Section 401(k). The statement of changes in net assets available for benefits for the years ended December 31, 2021 and 2020 includes a reduction for corrective distributions of excess contributions and related earnings of approximately $0 and $8,244, respectively, that was refunded to the participants for the 2021 and 2020 plan year, respectively, in order to meet the necessary compliance requirements under ERISA and IRS rules.

Upon enrollment, a participant may direct their contributions to any of the Plan’s fund options.

The Company may make discretionary matching contributions to the Plan, which are contributed as Saga Communications, Inc. Class A Common Stock. The participant may immediately transfer those dollars to other investment options.

For the 2021 and 2020 plan years, the Company made discretionary contributions of $248,820 and $221,488, respectively, which was allocated to participants up to a maximum of 25% of the first 7.5% in 2021 and the first 5% in 2020 of qualified earnings contributed by the participant for the related plan year, not to exceed $1,200 and $1,000, respectively for those participants employed at the end of the 2021 and 2020 plan year.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s discretionary contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their contributions and the employer discretionary match plus actual earnings thereon.

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account, and bear interest at a rate as determined by the Plan Administrator which approximates the prime interest rate in effect on the first business day of the calendar quarter in which the loan originates plus 1%.  The current range of interest rates for outstanding notes receivable from participants is 4.25% - 6.5%.  Principal and interest are paid ratably through payroll deductions and are credited to the participant’s account. The Plan was amended September 1, 2019 to allow terminated employees to continue repayments via coupon/direct billing. Whether the participant chooses to continue to repay the loan or chooses not to repay the loan, the remaining loan balance will be offset against the participant’s account upon the earlier or (1) a total distribution of the account to the participant, or (2) expiration of the grace period. This amendment did not have an impact on the Plan’s financial statements.  On March 27, 2020, the U.S. Federal Government enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). The CARES Act provided temporary relief for eligible plan participants. The Plan chose to allow loan repayments to be suspended for up to one year as included in the CARES Act.  This deferment option was only available through December 31, 2020.

Distributions

Participants or their beneficiaries may receive distributions of their account balances upon the earlier of reaching age 59-1/2, death or termination of service, as defined in the Plan. Further, the Plan Administrator may permit a participant who experiences a qualified financial hardship, as defined, to receive a distribution of a portion of the participant’s account balance. Such distributions are generally made in a lump sum.  The CARES Act mandated that the Plan waive required minimum distributions for the calendar year 2020.  The Plan also chose to allow penalty-free distributions of up to $50,000 on or before December 31, 2020 as included in the CARES Act.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provision of ERISA.

Administrative Expenses

Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses paid by the Company are excluded from these financial statements. Fees related to the administration of participant distributions are charged directly to the participant’s account and are included in benefit payments. Investment-related expenses are included in net appreciation of fair value of investments. Personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no charge to the Plan.

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (“GAAP”).

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses had been recorded as of December 31, 2021 and 2020. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, then the participant loan balance is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value (except for the fully benefit-responsive investment contract, which is reported at contract value). Fair value is based upon the last traded or current bid prices in active markets. Where there are no readily available last traded or current bid prices, fair value estimation procedures are used in determining asset values. These estimation procedures might result in fair values that are different from the values that would exist in a ready market due to the potential subjectivity in the estimates. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 –Observable inputs based on quoted prices in active markets for identical assets or liabilities.

Level 2 –

Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 –	Unobservable inputs in which there is little or no market data available, which requires management to develop its own assumptions in pricing the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

Following is a description of the valuation techniques and inputs used for assets measured at fair value as of December 31, 2021 and 2020:

Investments measured at Net Asset Value (“NAV”) – Pooled separate accounts are valued on a net unit value basis as determined by Prudential Retirement Insurance Company (“Prudential”) on the last business day of the Plan year. These investments are valued at the NAV of the fund, which is based on the estimated market value of underlying investments. NAV is the practical expedient to estimate fair value. The investments underlying the Plan’s pooled separate accounts are mutual funds that primarily include domestic and international equities and domestic fixed income securities.

Mutual Funds – The mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Saga Common Stock– The Saga common stock is the Company’s Class A common stock valued at the closing price reported on the NASDAQ exchange.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, while the Company believes the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair market value of certain financial instruments could result in a different fair value measurement result at the reporting date.

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value.

	Assets at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total

Mutual Funds	$30,005,171	$—	$—	$30,005,171
Saga Common Stock	2,655,441	—	—	2,655,441
Total assets in the fair value hierarchy	32,660,612	—	—	32,660,612
Investments measured at NAV(a)	—	—	—	8,491,342
Investments at fair value	$32,660,612	$—	$—	$41,151,954

	Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total

Mutual Funds	$24,579,725	$—	$—	$24,579,725
Saga Common Stock	2,649,196	—	—	2,649,196
Total assets in the fair value hierarchy	27,228,921	—	—	27,228,921
Investments measured at NAV(a)	—	—	—	11,628,593
Investments at fair value	$27,228,921	$—	$—	$38,857,514

(a)

In accordance with Subtopic 820-10, certain investments that were measured at net asset per share (or equivalent) have not been classified in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net asset available for benefits.

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

4. Guaranteed Income Fund – Investment Contract with Insurance Company

The Plan contains an investment in a Guaranteed Income Fund (“Fund”), which is supported by a group annuity insurance contract with Prudential. Prudential maintains the contributions to this Fund in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and fees.

Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest. Under this contract participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value within reasonable timeframes. The contract is affected directly between the plan sponsor and the issuer. The repayment of principal and interest credited to participants is a financial obligation of the issuer. Given these provisions, the contract is considered to be benefit responsive.

The Fund is an insurance company issued, general account backed, group annuity with no maturity date. Upon a discontinuance of the contract, contract value would be paid no later than 90 days from the date the Plan Sponsor provides notice to discontinue. This contract’s operation is different than many other evergreen group annuity products in the market by virtue of the fact that a fair value adjustment does not apply upon discontinuance. There are not any specific securities in the insurer’s general account that back the liabilities of this annuity contract. The Plan owns a promise to pay interest at crediting rates which are announced in advance and guaranteed for a specific period of time as outlined in the group annuity contract. This product is not a traditional Guaranteed Income Contract (GIC) and therefore there are not any known cash flows that could be discounted.

Generally, there are not any events that could limit the ability of the Plan to transact at contract value within 90 days of request or in rare circumstances, contract value paid over a longer time period. There are not any events that allow the issuer to terminate the contract and which require the Plan sponsor to settle at an amount different than contract value paid either within 90 days or over time.

5.Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (“IRS”) dated April 29, 2014, stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code (the “Code”), and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2014-6 and 2011-49, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2018.

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

6.Risks and Uncertainties

The Plan provides investment options in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7.Related Party and Party in Interest Transactions

The Plan holds units of pooled separate accounts managed by Prudential Bank & Trust, FSB, the trustee of the Plan. The Plan also provides for an investment option in the Class A common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

During the years ended December 31, 2021 and 2020 the Plan recorded dividend income of $108,351 and $38,421, respectively, from the Company’s shares. Dividends receivable for the years ended December 31, 2021 and 2020 were $72,481 and $0, respectively.

8.Subsequent Events

Prudential Financial, Inc. was acquired by Empower on April 4, 2022. There were no significant changes to the plan as a result of this acquisition. However, after further review, Plan management has decided to move the investment and administrative responsibilities for the 401k plan to Principal Financial in the third quarter of 2022. Plan management does not expect this to have a significant financial impact to the plan. Plan management is currently working with Principal Financial to identify the appropriate investment options for the Plan participants.

Subsequent to December 31, 2021, the fair value of the Plan’s investment portfolio has decreased significantly due to the volatility and decline of the stock market.  However, as the values of individual investments fluctuate with market conditions, the amount of losses that will be eventually realized cannot be determined.  These conditions could materially impact participant account balances and the amounts reported in the Plan’s financial statements.

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Employer ID # 38-3042953Plan #001

Schedule H, line 4i—Schedule of Assets (Held at End of Year)
December 31, 2021

	(b) Identity	(c ) Description of Investments,
	of Issue, Borrower,	Including Maturity Date, Rate of		(e ) Current
(a)	Lessor or Similar Party	Interest, in fair value of investments	(d) Cost (1)	Value

	Morgan Stanley Institutional Fund, Inc. Advantage Portfolio Class 1	Mutual Fund		$8,357,982
*	Guaranteed Income Fund	Investment Contract		7,959,562
	Fidelity 500 Index Fund	Mutual Fund		5,986,231
	Vanguard Wellington Fund Admiral Shares	Mutual Fund		4,024,536
	MFS International Diversification Fund Class R6	Mutual Fund		3,796,511
	BlackRock Mid-Cap Growth Equity Portfolio Institutional Shares	Mutual Fund		3,174,413
*	Investment Grade Corporate Bond / PGIM Fund	Pooled Separate Account		2,726,214
	Vanguard Equity-Income Fund Admiral Shares	Mutual Fund		1,660,066
*	Small Cap Value / Kennedy Capital Fund	Pooled Separate Account		1,578,757
	Fidelity Extended Market Index Fund	Mutual Fund		1,457,029
*	SA/Invesco Global Strategy Fund	Pooled Separate Account		1,139,933
*	Prudential Day One IncomeFlex Target Balance Fund	Pooled Separate Account		1,057,686
	Allspring Special Mid Cap Value Fund – Class R6	Mutual Fund		872,560
*	SA/Invesco Small Cap Growth Strategy	Pooled Separate Account		808,981
*	Large Cap Value / Barrow Hanley Fund	Pooled Separate Account		741,495
	Thornburg Strategic Income Fund Class R5	Mutual Fund		502,293
*	Core Bond Enhanced Index / PGIM Fund	Pooled Separate Account		438,276
	Vanguard Real Estate Index Fund Admiral Shares	Mutual Fund		163,189
	Fidelity International Index Fund	Mutual Fund		10,152
	American Funds New World Fund Class R-6	Mutual Fund		209

*	Saga Communications, Inc.	Common Stock		2,655,441
*	Participant loans receivable	Interest rates 4.25% - 6.5%		336,424
	Total investments			$49,447,940

(1)	Cost is not required for participant-directed investments.
*	Prudential Retirement Insurance Company, including associated funds, participants and the Company are parties-in-interest

EXHIBIT TO REPORT ON FORM 11-K

Exhibit No.Description

23.1Consent of UHY LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAGA COMMUNICATIONS, INC. EMPLOYEES’ 401(K) SAVINGS AND INVESTMENT PLAN
Date: June 29, 2022	/s/ Annette Calcaterra
Annette Calcaterra Plan Administrator

Date: June 29, 2022	/s/ Catherine Bobinski
Catherine Bobinski Senior Vice President and Chief Accounting Officer